ZEN Graphene Solutions Finalizes Definitive Commercial

Agreement with Trebor Rx

Guelph, ON - September 27, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V: ZEN and OTC: ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, announces that it has signed a definitive commercial agreement with Trebor Rx (Trebor) for the manufacturing of ZENGuard™-enhanced personal protective equipment. The agreement includes surgical masks, filters for Trebor's patent pending Pro+ mask, nitrile gloves and other potential products.

Greg Fenton CEO commented: ''After working closely with George Irwin and the Trebor team over the last year, we have developed an excellent working relationship and are eager to launch our first product together, the Trebor Rx surgical mask with ZENGuard™ technology delivering over 99.99% bacterial and viral filtration efficiency. This is a significant commercial success for both our organizations, but more importantly, it brings a new option to healthcare employees and others in higher risk settings that wish to significantly enhance the bacterial and viral filtration efficiency compared to a typical, disposable ASTM level 3 mask.''

''Trebor and Zen have worked hard to bring a game changing mask to market. The enhanced protection in our mask is just the beginning of an extensive line of anti-microbial protective equipment designed to keep front line healthcare workers safer. The Trebor/Zen relationship is an example of two Canadian companies working together to develop, produce, market and sell world class product on the world stage.We are excited to be part of this journey with Greg Fenton, Francis Dube and the Zen group. '' commented George Irwin of Trebor Rx.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection, and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, aptamer-based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

About TreborRx Ltd.

TreborRx is a Canadian success story that began when the first wave of COVID hit our country in the winter of 2020. Trebor President Brenda Elliott and CEO George Irwin -- who are life partners as well as business partners -- used their extensive experience in the toy manufacturing sector to pivot and very quickly address critical shortages PPE facing Canadian healthcare workers. In 18 short months, Trebor built a state-of-the art manufacturing facility in Collingwood Ontario and has been highly active in the research and development of superior PPE solutions. Trebor also operates an Alberta PPE manufacturing facility and is entering the international marketplace with Canadian made innovations and products.

For further information:

George Irwin, CEO

Tel: 1(416) 625-7499

Email george.irwin@treborrx.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.